Allied World Assurance Company Holdings, AG

Gubelstrasse 24

Park Tower, 15th Floor

6300 Zug, Switzerland

June 19, 2015

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:                             Allied World Assurance Company Holdings, AG

Request for Withdrawal of Registration Statement on Form S-3ASR

(File No. 333-183809)

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Allied World Assurance Company Holdings, AG (the “Company”) hereby requests the consent of the United States Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement on Form S-3ASR (File No. 333-183809), as initially filed with the Commission on September 10, 2012,  together with all exhibits thereto (collectively, the “Registration Statement”), with such request to be approved effective as of the date hereof.

The Registration Statement was declared effective by the Commission upon its filing and no securities have been sold or issued thereunder.  The Company plans to file an updated Registration Statement on Form S-3ASR on June 19, 2015, and therefore the Company has determined that it is consistent with the public interest and the protection of investors to withdraw the Registration Statement at this time.

Accordingly, the Company hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

Please provide Steven Seidman of Willkie Farr & Gallagher LLP, our outside counsel, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.  Mr. Seidman’s facsimile number is (212) 728-9763.  If you have any questions regarding this application for withdrawal, please call Mr. Seidman at (212) 728-8763.

Very truly yours,

/s/ Wesley D. Dupont
Wesley D. Dupont
Executive Vice President & General Counsel

cc:                                Steven A. Seidman, Esq., Willkie Farr & Gallagher LLP

Sean M. Ewen, Esq., Willkie Farr & Gallagher LLP